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                                                               FILE NO.
                                                               070-07167


                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002


                                    CONTENTS

                                                                  Page

Summary of Billings                                                 1

Annual Tonnage and Equipment Usage                                  2





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


                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                               October 2002                November 2002                December 2002
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  181,188   $1.88      $340   134,267    $2.44      $328   147,733    $2.45      $362
  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  280,226   $2.32      $652   280,333    $2.00      $560   263,144    $2.14      $564

    Kanawha River Plant. . . . . . . .  117,315   $0.80        94    60,668    $0.82        50   100,538    $0.77        77

      Total. . . . . . . . . . . . . .  397,541              $746   341,001               $610   363,682               $641

  Ohio Valley Electric Company . . . .   13,404   $3.07      $ 41      -       $ -        $ -       -       $ -        $ -

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  278,369   $3.17      $881   150,896    $3.43      $518   179,017    $3.98      $713

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  811,384   $1.77    $1,436   918,855    $1.84    $1,686   785,222    $1.74    $1,366

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   91,263   $1.92      $175    88,705    $1.75      $155    70,099    $1.64      $115

    Gavin Plant. . . . . . . . . . . .   90,791   $1.05        95    53,597    $1.24        67   108,415    $1.24       134

    Mitchell Plant . . . . . . . . . .   23,105   $2.37        55    41,984    $2.13        89    38,093    $2.04        78

      Total. . . . . . . . . . . . . .  205,159              $325   184,286               $311   216,607               $327

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .  128,722   $2.68      $344    93,407    $2.67      $250   130,139    $2.66      $346

  Other Coal . . . . . . . . . . . . .  346,025   $1.86      $644   315,774    $2.12      $671   465,815    $1.92      $896

  Other. . . . . . . . . . . . . . . .  335,394              $626   176,619               $572   138,314               $303

TOWING SERVICE BILLINS
TO AFFILIATED COMPANIES:
AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . . .     -        -        $616     -          -        $658      -        -         $776
AEP Energy Services. . . . . . . . . .     -        -          $2     -          -          $7      -        -         $ -

Ohio Power Company
  Sporn Plant. . . . . . . . . . . . .     -        -         $34     -          -        $ -       -        -          $13
Other. . . . . . . . . . . . . . . . .     -        -         $46     -          -         $8       -        -          $14

Note: The above amounts include Boat Charter, Dry-dock billing and area unloading facility billings.
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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                       ANNUAL TONNAGE AND EQUIPMENT USAGE
                 FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2002


                                                             Ton

ANNUAL TONNAGE

        Affiliated                                       21,737,779
        Unaffiliated                                      6,235,547

          Total                                          27,973,326



EQUIPMENT USAGE

                                                           Adjusted
                                                           Ton Miles

        Affiliated                                     7,253,264,088
        Unaffiliated                                   1,168,186,826

          Total                                        8,421,450,914